

Mail Stop 3720

October 25, 2017

P. Gray Finney
Chief Legal Officer & Secretary
ADT, Inc.
1501 Yamato Road
Boca Raton, Florida 33431

> **Re: ADT, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 28, 2017**
> **CIK No. 0001703056**

Dear Mr. Finney:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

Company Overview, page 1

1.   In discussing your significant and stable cash flow generation, you disclose on pages 2 and 142 that you do not expect to be a material cash taxpayer for the next few years as the result of your $4 billion net operating loss position. Please expand your disclosure at page 142 or in Management's Discussion and Analysis to quantify the amount of years you expect this to be the case. Discuss the factors that may extend or shorten this period or limit your ability to use the net operating losses.

2.   We note your disclosure on the bottom of page 3 of your monitoring and service revenue and Adjusted EBITDA for the 12 months ended June 30, 2017, and your pro forma monitoring and service revenue and Pro Forma Adjusted EBITDA for the year ended December 31, 2016. Please explain why you chose to highlight these periods and metrics. Also disclose how you calculated the monitoring and service revenue and Adjusted EBITDA for the 12 months ended June 30, 2017. Lastly, balance this disclosure with disclosure of your total revenues and net losses for the year ended December 31, 2016 and six months ended June 30, 2017.

Our Formation, page 14

3.   We encourage you to clarify your disclosure to focus less on the mechanics of the acquisition transactions by removing references to entities formed solely for the acquisition transactions.

Corporate Structure, page 16

4.   Please revise your organization chart to show the percentage ownership in the registrant by the various parties, including public shareholders. Also show the percentage ownership in Prime Security Services TopCo Parent GP, LLC ("Ultimate Parent").

Our Sponsor, page 18

5.   Please disclose material benefits to be received by the Sponsor as a result of the offering, including any fees payable in connection with the offering and the repayment of debt incurred to pay the Special Dividend to the Sponsor.

Risk Factors, page 32

Our substantial indebtedness could materially adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from making debt service payments, page 53

6.   To provide additional context to the risk, please disclose the percentage of your cash flow from operating activities that was dedicated to debt service, both principle and interest, in the fiscal year ended December 31, 2016 and the most recent interim period.

Our amended and restated certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities, page 60

7.   You indicate that, to the extent permitted by law, your amended and restated certificate of incorporation provides that your directors and officers who are also directors or officers of Apollo do not have a duty to refrain from engaging in similar business activities or from directing business opportunities to individuals other than the company. For context, provide examples of such activity that would be permissible under applicable state law.

> Also identify the company's officers and directors who would be covered by these provisions.

Use of Proceeds, page 67

8.   Pursuant to Instruction 4 to Item 504 of Regulation S-K, please disclose here, or provide a cross-reference to the relevant section of your registration statement, the interest rates and maturity dates of the debt that will be repaid with the proceeds from this offering. To the extent any of this debt was incurred within one year, describe the use of proceeds of such indebtedness.

Unaudited Pro Forma Condensed Combined Financial Information, page 75

2. Acquisition Adjustments, page 82

Pro Forma Adjustments, page 82

9.   Your current explanation of pro forma adjustments 2(a) and 2(b) is unclear to us. Please explain adjustments 2(a) and 2(b) in more detail and tell us why you believe these adjustments comply with Article 11 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 85

Liquidity, page 103

10.   In addition to disclosing your ability to meet cash needs for the next twelve months, please expand your disclosure to discuss your long-term sources of, and needs for, capital. Please refer to guidance in Item 303(a)(1) and Instructions 2 and 5 to Item 303(a) of Regulation S-K.

11.   Please provide a quantified discussion of the changes to your liquidity and capital resources as a result of the anticipated use of the offering proceeds. Discuss and quantify how your debt service and other obligations will change upon the repayment of certain indebtedness and redemption of preferred securities with the offering proceeds.

Supplemental Management's Discussion and Analysis of Financial Condition and Results of Operations, page 119

2. Unaudited Supplemental Pro Forma Statement of Operations for the Year Ended December 31, 2016, page 128

12.   Please tell us why certain acquisition adjustments, specifically adjustment 2(d), 2(f), and 2(g), have different values than the pro forma adjustments on page 79.

Industry, page 138

13.   We note references to third-party market data throughout the prospectus. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.

Intellectual Property, page 156

14.   We note that throughout your registration statement you emphasize the importance of your intellectual property to your business. For example, you emphasize that your brand name gives you competitive advantages in the marketplace. Please revise to discuss the Tyco trademark agreement and its effect on your rights to your intellectual property, including your brand name.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Tracey A. Zaccone
      Paul, Weiss, Rifkind, Wharton & Garrison LLP